Exhibit 12.01

The table below presents the ratio of earnings to fixed charges, ratio of earnings to combined fixed charges and preferred stock dividends, and the coverage deficiency for the three months ended March 28, 2004 and the last five fiscal years (dollar amounts in thousands).

	For the Three Months ended March 28, 2004
		For the Year Ended December 31,
		2003		2002	2001	2000	1999

Income (loss) before income taxes (benefit), proportionate share of income (loss) of joint ventures, and cumulative effect of a change in accounting principle	$5,001	$28,119		$23,586	$(3,687)	$(14,047)	$17,400
Fixed charges	2,827	9,002		8,318	13,886	11,694	5,403
Distributed income of equity investee	—	372		—	—	—	—
Less: preference security dividend requirement	20	1,634	(1)	2,105	2,150	2,322	2,488
Earnings available to cover fixed charges and preferred stock dividends	$7,808	$35,859		$29,799	$8,049	$(4,675)	$20,315

Interest expense on indebtedness	$2,356	$6,903		$5,518	$10,606	$8,876	$2,332
Estimated interest expense within rental expense	451	465		695	1,130	496	583
Preference security dividend requirement	20	1,634	(1)	2,105	2,150	2,322	2,488
Total fixed charges	$2,827	$9,002		$8,318	$13,886	$11,694	$5,403

Ratio of earnings to combined fixed charges and preferred stock dividends	2.8	4.0		3.6	deficiency	deficiency	3.8
Deficiency					$5,837	$16,369

(1) Does not include preferred stock repurchase premium of $35,198,000 incurred in December 2003.  If the premium were included the ratio would be .5 to 1.